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                                       Filed by Time Warner Inc.
                                       Pursuant to Rule 425
                                       under the Securities Act of 1933
                                       Commission File No.: 001-12259
                                       Subject Company: AOL Time Warner Inc.


     The following communications contain certains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed Time Warner/America Online transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with America Online; failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Time Warner's business generally. More detailed information about those factors is set forth in Time Warner's filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q and its Current Report on Form 8-K dated January 10, 2000. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                   * * * * * * * * * * * * * * * * * * * * *

     Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Time Warner Inc. and AOL Time Warner Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Time Warner Inc. and AOL Time Warner Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Time Warner Inc. by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019,
Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.
---------------------

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     THE FOLLOWING IS THE SCRIPT OF A SPEECH DELIVERED BY GERALD M. LEVIN,
CHAIRMAN AND CEO OF TIME WARNER INC., ON FEBRUARY 5, 2000 TO THE DEMOCRATIC CONGRESSIONAL CAUCUS.

     Time Warner has made some well-publicized adjustments in how it contributes to enhancing the electoral process. As part of this, we've expanded the coverage Time and CNN are giving to the primaries.

     In order to be scrupulously fair to all political parties, we're also offering to provide extensive coverage of the Reform Party debates between
Donald Trump and Pat Buchanan.....

     They'll be covered live and in their entirety..... on the Cartoon Network.

                                    *  *  *

     Welcome the chance to speak about the truly historic implications of the AOL-Time Warner merger. We're now in the legal and regulatory process of getting approval for the deal, which will involve an examination of the details involved in what we've set out to do. Tonight, instead of trying to delve into every issue, I'd like to step back and consider three broad questions.

(A) Why has the Internet been such an American phenomenon? What is it about this medium that so engages the American imagination? Are there competitive implications to this?
(B)  What is the role of government in all this?
(C) Where will the social fallout of the Internet Century be? Will there be a negative as well as a positive impact?

                                    *  *  *

     An American phenomenon: It isn't a matter of luck or economic happenstance that America has taken such a commanding lead in the development and deployment of the Internet, nor is it a simple result of the nature of our capital markets. The Internet is the present-day embodiment of two of the strongest and deepest parts of the American experience. First is the never-ending lure of the frontier--the endless national search for open spaces and individual freedom, for making our own mark, finding our own way, reaching our own definitions. This is a defining characteristic of American history and culture. It's there in John Ford's movies, and Jack Kerouac's prose, and Frederic Remington's paintings, and Walt Whitman's poetry. Even those who've spent all or most of their lives in America's urban precincts have been touched by the dream of the open road, the next horizon, the place over yonder.

        "Don't fence me in," wrote Cole Porter, a songwriter who spent his life in New York City.

        "Baby, we were born to run," says "the Boss," a born and bred Jersey kid.

        The theme recurs in our political life, as well, from the claim to log-cabin roots beloved of 19th century presidents to J.F.K.'s summons to the "New Frontier" to Teddy Roosevelt's embrace of the "great outdoors" to the American perception of the exploration of space as a celestial extension of the journey west. It will be a while before there'll be regular space shuttle flights out of our local airports, but the Internet is here and now. Better yet, unlike any other earthly frontier, it's truly limitless, expanding with each person who logs on and every home page and web site that's added.

        As wildly democratic and individualistic and self-empowering as the Internet is, it also contains that other great theme of American history and culture, a theme also woven into our literature, music and politics--i.e., the search for community, for connecting with one another, for finding the things that, despite all our differences, unite us and hold us together. We are a society created from scratch. Early on, we rejected the idea of hereditary hierarchies. We declared our independence on the basis of an ambitious vision of human equality--which we are still trying to fulfill--and framed our constitution with the goal of giving people as much room as possible in which to design and shape their own destinies. From the start, we were a nation of community builders, a fact commented on by Alexis de Tocqueville during his famous tour of the young republic.

        "Americans of all ages, all stations in life, and all types," he wrote, "are forever forming associations. There are not only commercial and industrial associations in which all take part, but others of a thousand different types..... Americans come together, freely, without direction from aristocrats or coercion by the government to form political parties, promote temperance, build schools, spread learning, and raise each other's barns..... Entire communities are created in this way."

        Take the reference to barn raising in a figurative rather than literal way and that description could apply very well to the Internet. The Internet is allowing people to form clubs and support groups and theme-specific associations without regard for geography or time. People have instantaneous access to one another, anywhere in the country, in discussions and conversations that are as open-ended as the participants care to make them. The speed with which Americans have embraced online communities is rooted in our national heritage of, as de Tocqueville put it, "forever forming associations."

        On the open frontier of the digital world, nobody's Web site automatically predominates over someone else's, the supply of competitors has no natural limits and the notion of two or three entities controlling the access to content--as was the case when three networks controlled broadcast television--is absurd. The companies that succeed in this limitless environment are the ones which will get over any illusion of enjoying a "captive audience." (The Internet has doomed such a creature to extinction.)

        The successful competitors will be those who have the agility and intelligence to adapt to a two-way relationship that allows--and requires--them to listen to consumers, meeting their needs not just for commerce and content but for that other defining part of the medium: community.

                                    *  *  *

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        The role of government:  There's an interesting parallel between two of the defining ingredients of American society as it enters the 21st century--the Interstate and the Internet.

        Both of them are products of the Cold War.

        In 1954, President Eisenhower appointed a committee to study the nation's highway requirements. Chaired by General Lucius D. Clay, the committee reported that while there was a clear economic rationale for creating a national highway system, there was also an overriding military imperative: "in case of an atomic attack on our cities an interlocking network of highways is necessary [to] permit quick evacuation of target areas."

        The Internet grew out of the understanding that a nuclear attack would seriously disrupt the nation's communication systems and prevent the military from coordinating a response. The Pentagon asked RAND to suggest a way around this. As described in the accompanying piece from American Heritage, "RAND's solution, developed by Paul Baran on an Air Force contract, was a network that could route around damage and continue to communicate."

        "In such a system, Baran wrote, `there would be no obvious central command and control point, but all surviving points would be able to reestablish contact in the event of an attack on any one point through a redundancy of connectivity.' The key to creating this survivable grid was what later came to be called packet switching." As a result, an experimental computer network was created. In November 1969, two computers exchanged data. The Internet was born.

        The government continued to fund the creation of this network through its infancy. But here the twin products of the Cold War part company. The Interstate turned out to be the largest public works project in human history. Billions and billions of public appropriations have been poured into building and maintaining it. In contrast, the infrastructure of the Internet is being deployed at no public expense.

        The Internet equivalent of the Interstate is broadband. Narrowband is today's version of the two-lane roads that people lived with until the great multi-lane highways came along, slow-moving, easily blocked routes that frustrated the capacity of the automobile to offer every driver heightened mobility. Broadband delivers the true promise of the Internet. It gives users speed of access and movement and makes possible every kind of interactive service, including video programming.

        Today, an immense investment is being made in creating broadband networks, but it's being made by the private sector. Over the last five years, for example, Time Warner alone has invested $5 billion in deploying a broadband architecture through its cable systems. AT&T is rebuilding the systems it acquired with the purchase of TCI.

        The regional Bells are installing DSL throughout their systems in a head-to-head competition with cable companies. In Portland, Maine, where Time Warner spent $80 million to give its local cable franchise broadband capacity, Bell Atlantic is doing the same. The long-awaited local market telecommunications free-for-all has finally arrived and the only for-certain winners are consumers. They are being presented with the best of all possible worlds: the next generation of digital communications in a high-pressure competitive environment that keeps down prices and drives up quality.

                                       3
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        The velocity and intensity of the revolution going on in global communications cannot be managed or directed by government. Such interference will seriously hamper, and may even halt, the transformation currently under way. It will discourage the further growth of private investment and competitive risk taking.

        Let me be up-front about my background. One of the formative experiences of my career was working with David Lilienthal as part of the development corporation he had founded to help speed the economic progress of the non-industrialized world. Lilienthal had been head of the TVA and chairman of the Atomic Energy Commission. He was a firm believer in the obligation of government to help people improve the condition of their lives. But he wasn't an ideologue. He believed that wherever the free market best served the public interest, it should be encouraged by government to do so.

        I share Lilienthal's faith. I believe in government's role in promoting fairness, equality and competition. And precisely because I believe that, I also believe that government should stand back and let the communications revolution continue.

                                    *  *  *

     Social fallout. Beyond the obvious positive economic impact of the Internet--greater productivity, new jobs, enhancement of American leadership in the development of global technology--there are equally obvious social benefits. These include the capacity of new technology to enhance the democratic process, bringing government closer to those it's intended to serve, and giving people greater access to the facts and knowledge they need to make informed decisions.

        But there are potential drawbacks, as well, and two in particular have already surfaced. In the area of journalism and news, at the same time as the Internet expands people's access to independent sources of information, it permits a proliferation of outlets that includes the worst sorts of gossipmongering and irresponsible reporting.

        When it comes to education, the Internet is the most powerful tool ever devised for opening minds and enhancing the process of instruction and learning. But if access to these tools is determined largely along lines of class and race, the so-called digital divide will become a chasm, reinforcing the infrastructure of inequality--poor schools, inadequate resources, overburdened teachers--that continues to undermine our best efforts to offer every American child a chance at success.

        Let me suggest that in the first instance--the creation of journalistic standards for the Internet--the answer clearly lies with the private sector. Like it or not, the First Amendment extends to the digital dregs--and Drudges. But we know that what draws audiences back to any news source, digital or otherwise, is reliability. The public wants information it can trust, and institutions like Time and CNN have grown immensely successful recognizing this need, and meeting it.

        I'm confident that the news operations that will endure and prosper on the Internet are the same kinds that have stayed alive and thrived in the context of print and television--institutions that have remained true to standards of impartiality, balance and fairness. The best guarantee we have that this will continue is in the DNA of these organizations, in a management that recognizes the priceless importance of the public trust and works hard to keep it.

        In the second instance--the digital divide--there is no simple answer. Anyone with even a passing acquaintance with the problems our inner-city schools face and the burdens put on overworked, underpaid teachers knows that the digital divide is a component of a far greater challenge.

        The answer doesn't lie with just the government or just the private sector. As I see it, there is a need for a public commitment to putting education on a par with national defense. On the other hand, with so much of the know-how and expertise involved with digital media concentrated in private-sector businesses and corporations, there is an undeniable need for these institutions to take a greater role.

        Right from the start of our discussions about putting our two companies together, Steve Case and I were agreed that a fundamental area of concern would be what AOL Time Warner could do to help close the digital divide. We know that a company as filled with creative, talented, committed people as ours can make a difference, and we are determined to see that it does.

        Perhaps one of the best summations of the human implications of a "networked society" was made by a man who, though he died before it became a reality, grasped the profound nature of our world's interdependence. In his Letter from a Birmingham Jail, Martin Luther King wrote, "I am cognizant of the interrelatedness of all communities and states. I cannot sit idly by in Atlanta and not be concerned about what happens in Birmingham. Injustice anywhere is a threat to justice everywhere. We are caught in an inescapable network of mutuality, tied in a single garment of destiny. Whatever affects one directly, affects all indirectly."

        Today that "inescapable network of mutuality" isn't merely a metaphor but a technological fact and an economic imperative. The challenge for our society, for government and the private sector, is to ensure it is also an instrument for turning the promise of liberty and justice--and opportunity--for all into a reality.

                                       5
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THE FOLLOWING PROVIDES CERTAIN TALKING POINTS THAT MAY BE USED FROM TIME TO TIME
ON BEHALF OF TIME WARNER INC.

(as of February 9, 2000)

For Internal Use
----------------

Franchise Transfer Issues

1)   Q.   The deal has been described as an acquisition of Time Warner by AOL.
          Isn't that a change of control? Does this transaction require franchise transfer approval?

     A. This transaction will not result in the transfer of any franchise. All of our cable franchises will continue to be held by the same entity which holds the franchise today. The deal has been described by both companies as a merger. There will be no impact on the management structure of Time Warner Cable at the local or national levels. Time Warner Cable will continue to hold its existing franchises and to honor their franchise obligations. Any question about a need for local approval will be governed by the specific language in each franchise, which can vary widely. We are reviewing the language of all our franchises and will be discussing the issue with local authorities as soon as possible

2)   Q.   If the city does have authority to approve a franchise transfer, why should they support it? What if local authorities do not approve a transfer?

     A. First of all, it's not clear yet whether such approval is required under a particular franchise. However, we expect to work cooperatively with local authorities in the coming weeks. We firmly believe that once they understand the very positive impact of the merger, they will not oppose it. In addition, applicable law provides that such approval may not be unreasonably withheld. In general, the only reasons for withholding approval are on financial, technical or character considerations. Since this transaction is debt free, and both companies are technological leaders with the highest reputations for high quality products, it's hard to imagine a basis for denial. We believe local authorities will enthusiastically support the deal because it will speed the introduction of new, advanced online services as a result of the strengths of the two companies. With their unparalleled creative resources they will be able to develop new forms of online and other media products that will enhance customer choice.

3)   Q.   Doesn't this deal create a company so huge that local control will inevitably by eroded?

     A. This deal changes nothing at the local level. Our cable operation here will be the same size as before, and operate under the same obligations as before. The only thing that will change is we will have greater resources to bring our local customers new products and services and more choice.

          Local Management/Staff Issues

4)   Q.   Will the present management continue to run this system?

     A. Yes. There are no Time Warner Cable management changes planned of any kind, local or otherwise.

5)   Q.   Will there be any layoffs among the local TWC staff?

     A. The merger is expected to create many new job opportunities throughout the combined companies and no layoffs are envisioned.

6)   Q.   Will there be any job changes for local TWC employees?

     A. We expect the combined company to grow rapidly and create many new job opportunities. But first the transaction has to close, which won't be until later this year, so there certainly won't be any changes until after that

7)   Q.   Will there be any changes in employee benefits?

     A.   None are contemplated as a result of the merger.

Local Customer Issues

8)   Q.   How will the deal affect local customers?

     A. The only impact to Time Warner Cable will be positive. Over time, we should begin to see new products and services that will offer our customers increased choices.

9)   Q.   Will cable prices go up as a result of the deal?

     A.   No.  There will be no impact on our prices from this transaction.

10)  Q.   What about changes in other areas, like programming or customer service?

     A. We expect the merger could ultimately speed the development of new programming for the television and the computer. In terms of customer service, we are committed to continuing the On-Time Guarantee and ever-improving customer service.

11)  Q.   Will this deal have any impact on your upgrade?

     A. [As appropriate] No, our upgrade is complete. OR: No, our upgrade will be completed on schedule.

12)  Q.   Will this deal have any impact on your rollout of Road Runner or
          Digital Cable?

     A. No, there will be no impact on the rollout of Digital Cable or high speed cable modem services.

13)  Q.   You are discussing a renewal of your local franchise. How will this deal affect those talks?

     A.   There will be no impact.

Open Access Issues

14)  Q.   The announcement promised that the new company would support "customer choice of ISPs." Isn't this a big change?

     A. Time Warner has always said it favored a marketplace approach toward dealing with this issue. This move to offer muliple ISPs is exactly such a marketplace solution. We have only opposed solutions that would be forced upon us by government at any level and we would continue to oppose such efforts. AOL always favored marketplace solutions as well. What this deal proves is that the marketplace is working and government intervention is unnecessary. Government intervention is unnecessary because the marketplace is working, with a variety of broadband providers emerging and DSL prices dropping as a result.

15)  Q.   When will you begin discussions with local ISPs?

     A. As soon as we resolve technical issues including how other ISPs will connect with our network, as well as resolve contractual restrictions in our agreement with Road Runner, we will begin discussions with other ISPs.

16)  Q.   How are you restricted by your affiliation agreement with Road Runner?

     A. There are certain contractual restrictions in the Road Runner agreement that currently place restrictions on the offering of non-Road Runner services. We are currently evaluating this agreement and our options under it.

17)  Q.   Who are the Road Runner partners?

     A.   Time Warner Cable, Media One, Advance/Newhouse, Microsoft and Compaq.

18)  Q.   Do you expect any regulatory challenges to the deal?

     A. We expect a proper and expeditious review at the Federal level but we do not expect any serious challenges.

19)  Q.   Are there any anti-trust issues?

     A.   We don't believe so.

Deal Structure

20)  Q.   What is the form of the transaction?

     A. America Online and Time Warner Inc. plan to merge to become AOL Time Warner. There is now a definitive agreement approved by each company's board of directors under which the stock of each company will be converted into shares of the new company under fixed exchange ratios. Time Warner shareholders will receive 1.5 shares of AOL Time Warner for each share of Time Warner stock they own. AOL shareholders will receive one share of AOL Time Warner stock for each share of AOL they own.

21)  Q.   Will Time Warner Inc. continue to exist?

     A. Yes. Both AOL and Time Warner Inc. will continue to exist, with a new parent company, AOL Time Warner, above them

Other Issues

22)  Q.   AOL and Time Warner are very different kinds of companies with different cultures. How might the combination result in changes that would be reflected in local communities?

     A. The two companies are more similar than it appears. They are both media companies that provide customers with news, information and entertainment. In addition, both companies believe in social responsibility and public service. At the local level, we are committed to supporting a wide range of community services and that will not change.

23)  Q.   Are any approvals needed at the Federal level?

     A. Yes. There will be a Hart/Scott/Rodino filing; either the FTC or the Justice Department will review the transaction; and the FCC will have to approve the transfer of various FCC licenses including CARS microwave licenses, point-to-point microwave licenses and business radio licenses.

24)  Q.   What is the reason the two companies are merging?

     A. AOL Time Warner's unparalleled resources of creative and journalistic talent, technology assets and expertise, and management experience will enable the new company to dramatically enhance consumers' access to the broadest selection of high-quality content and interactive services.